Rally RD.™

41 W.25th St. | 8th Floor | New York, NY 10010

PROPOSED ASSET ACQUISITION TERMS:

Key Deal Points:

- You are the exclusive unencumbered owner ("Seller") of a collector car, which you have honestly and accurately represented to the best of your ability (the "Asset").
- You are partnering with Rally Rd.™ to offer the Asset for sale on our platform with the goal of crowd funding liquidity for the Asset (the "Offering")
- You and Rally Rd.™ will agree to a price for the Asset ("Consideration"). The Consideration will consist of "Debt" (which gets paid in cash after a successful Offering), plus, at your option, "Equity" (which allows you to participate in a percentage of any potential future appreciation of the Asset).
- Rally Rd.™ will be the exclusive seller of the Asset for a period of time (ex. 6 months, the "Period").

Your Rights & Obligations:

- You always maintain possession of the Asset throughout the Period. As such, we ask that you maintain the Asset in a manner consistent with how it was maintained prior to the Period.
- During the Exclusivity Period, you will allow Rally Rd.™ reasonable access the Asset for the creation of marketing materials.

The Results:

- Upon completing a successful Offering, you will promptly receive full payment of the Debt. Rally Rd.™ will assume title and take possession of the Asset. And, if you elected to retain any Equity in the Asset, it will be issued to you by Rally Rd.™
- In the unlikely event the Offering is unsuccessful, you can choose to: (1) accept the amount raised through the Offering at the close of the Period (the amount of Debt owed will be reduced accordingly), (2) relist the asset with Rally Rd.™ under amended acquisition terms, or (3) retain full title to your Asset.

Transaction Details:

Seller: Curated Investments LLC d/b/a Curated.

Asset: 1992 Jaguar XJ220, Spa Silver / Grey, Matching Numbers, Mileage: ~1,200 miles, VIN: 20849

Rally RD.™

41 W.25th St. | 8th Floor | New York, NY 10010

Period: December 15, 2017 – April 30, 2018 (extension permitted upon approval of both parties)

Offering: The following is a proposed transaction structure, subject to modification with mutual approval of both parties

Total Offering Value = $495,000 "market cap"

Less - Fees, Costs & Expenses:

Asset Account =	($1,500) bank account for future op ex
Servicing Cost =	($25,000) fuel system + belts + servicing
Refurbishment =	($1,500) minor paint work + detailing
Deal Expenses =	($7,000) broker, transport, registration
Rally Rd. Fees =	($0.00) deal structuring

Seller Consideration = $460,000

Debt (%)	100% = $460,000
Equity (%)	0% = $0.00

Other Terms:

- Rally Rd. will pay for all costs of Servicing, Refurbishment, and other expenses up the estimated values above (to be billed at cost by Seller). Such costs and expenses are non-reimbursable in the event of a failed offering. Seller will document the refurbishment process and provide access to such documentation to Rally Rd to support marketing of the Asset. Seller will target completion of the Servicing & Refurbishment of the Asset on or before the expiration of the Period.
- Rally Rd. and Seller will work together in good faith to minimize the costs associated with the transaction, Servicing and Refurbishment. To the extent savings can been generated, they will accrue to Rally Rd. Fees.
- Rally Rd. will endeavor to schedule and complete the Offering as soon as possible given its current offering schedule.
- Rally Rd. will endeavor to include the Asset and the Seller in corporate PR and marketing initiatives to the extent desired.

SELLER:	CURATED INVESTMENTS	RALLY RD.	RSE Markets, Inc.
NAME:	John Timerian	NAME:	Christopher J. Bruno
BY:	DocuSigned by: John Timerian 4DC85B2DE636463...	BY:	DocuSigned by: Christopher J. Bruno 6C7204943E96416...
DATE:	12/15/2017	DATE:	12/13/2017